Exhibit 99.2
WNS Furthers Goal of Independent, Global Board of Directors
Richard Bernays Replaces Warburg Pincus’s Pulak Prasad
Mumbai, India, November 15, 2006, and New York, November 14, 2006 — WNS (Holdings) Limited (NYSE: WNS), the parent company of WNS Global Services, a leading offshore business process outsourcing (BPO) provider, today announced that Richard Bernays on November 14, 2006, became the third independent director on its seven-member Board. Mr. Bernays replaces Pulak Prasad, who stepped down on November 3, 2006, after serving four years as a representative of Warburg Pincus, WNS’ majority shareholder.
“WNS’ strength emanates from the strength of its leadership both at the management and Board levels,” said Ramesh N. Shah, Chairman of WNS. “Pulak, while working with his fellow Board members, has played an instrumental role in helping to guide the company’s evolution from a captive unit of British Airways to a leading BPO provider and, most recently, in supporting the company’s successful IPO on the New York Stock Exchange. We are grateful for his dedication and counsel over the past four years and wish him well in all of his future endeavors.”
Mr. Shah noted that Mr. Prasad’s departure was expected as WNS works toward its objective of building an independent and increasingly global Board of Directors. He also emphasized the significant expertise Mr. Bernays brings to the Board as an influential member of the UK business community and an experienced corporate director.
“We are very pleased to welcome Richard as a member of the Board and believe his extensive expertise — including more than 30 years in the UK market and particularly in the financial services sector — will be a valuable asset as WNS continues to expand its global footprint,” he said. “We look forward to his insights as we continue our expansion into new geographies and further develop our Banking, Financial Services and Insurance (BFSI) business unit.”
Prior to his retirement in 2001, Mr. Bernays, 61, filled increasingly responsible positions at Old Mutual, plc, a London-based international financial services company, and most recently served as Chief Executive of Old Mutual International. Previously, he was a senior executive at Jupiter Asset Management (1996), Hill Samuel Asset Management (1991-1996) and Mercury Asset Management (1971-1992).
Mr. Bernays currently serves in several board roles, including as Chairman of Hermes Pensions Management, and on the investment committees of Trinity College, Oxford, the Save the Children Fund and the Royal College of Obstetricians and Gynaecologists. He was educated at Eton and Trinity College, Oxford.
About WNS
WNS is a leading provider of offshore business process outsourcing, or BPO, services. We provide comprehensive data, voice and analytical services that are underpinned by our expertise in our target industry sectors. We transfer the execution of the business processes of our clients, which are typically companies located in Europe and North America, to our delivery centers located primarily in India. We provide high quality execution of client processes, monitor these processes against multiple performance metrics, and seek to improve them on an ongoing basis.
Our ADSs are listed on the New York Stock Exchange. For more information, please visit our website at www.wnsgs.com
CONTACT:
India.:
Smita Gaikwad, WNS Global Services, +91 (22) 67976461, smita.gaikwad@wnsgs.com
Amrit Ahuja, 20:20 Media, +91 (11) 269-33-291, amrit@2020india.com
U.S.:
Mike Geczi, The Torrenzano Group, +1 212-681-1700, ext. 156, mgeczi@torrenzano.com
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